December 15, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Curis, Inc.
Registration Statement on Form S-3
File No. 333-214899
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Curis, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-214899) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on December 16, 2016, or as soon thereafter as practicable.

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4 Maguire Road, Lexington, MA 02421-3112 | www.curis.com | Phone 617.503.6500 | Fax 617.503.6501

Very truly yours, Curis, Inc.

By:	/s/ James E. Dentzer
Name: Title:	James E. Dentzer Chief Financial Officer and Chief Administrative Officer

[Signature Page to Request for Acceleration]